Man Group USA Inc.
717 Fifth Avenue, 9th Floor
New York, NY 10022-8101
Tel +1 212 589 6200
Fax +1 212 589 6585
www.mangroupplc.com




06016622

August 31, 2006


RECEIVED
PROCESSING
SEP 06 2006
WASH, D.C.
213
SECTION

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Re: File No. 82-4214 - Man Group plc

SUPPL

Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find a copy of a public announcement made by Man Group plc. This announcement was also sent to the London Stock Exchange for its information. Please contact the undersigned at (212) 589-6270, if you have any questions relating to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the self-addressed envelope provided.

Sincerely yours,

Donna Balon /mt

Donna Balon
Vice President

PROCESSED
SEP 08 2006
THOMSON
FINANCIAL

cc: Barry Wakefield (w/Encl.)

v\mb\ltr\Sec12.doc

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Man Group plc

2. Name of shareholder having a major interest

FMR Corp Group of Companies
Fidelity International Ltd Group of Companies

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non-beneficial interest

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

State Street Hong Kong	38,400
Bank of New York Europe Ldn	3,399,100
Brown Brothers Harriman and Co	1,263,600
Bank of New York Brussels	1,642,876
BNP Paribas, Paris (C)	382,122
Brown Bros Harrimn Ltd Lux	31,210,430
JP Morgan, Bournemouth	21,038,974
Northern Trust London	3,912,978
State Str Bk and Tr Co Lndn (S)	684,786
JP Morgan Chase Bank	8,802,882
State Street Bank and Tr Co	1,631,730
Bank of New York	440,400
Mellon Bank N.A.	75,000
HSBC Bank plc	1,248,600
Northern Trust Co	358,200
Chase Manhattan London	17,400
Chase Manhattan Bk AG Frnkfrt (S)	167,328
Dexia Privatbank	19,800
Mellon Bank	555,576

5. Number of shares / amount of stock acquired

Unknown

6. Percentage of issued class

Unknown

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares of 3 US cents each

10. Date of transaction

Unknown

11. Date company informed

29 August 2006

12. Total holding following this notification

76,890,182

13. Total percentage holding of issued class following this notification

4.03%

14. Any additional information

The notifiable interests also comprise the notifiable interest of Mr Edward C. Johnson 3rd, a principal shareholder of FMR Corp and Fidelity International Limited.

The notifiable interests include interests held on behalf of authorised Unit Trust Schemes in the UK notwithstanding the exemption from reporting pursuant to S.209 (1) (h) of the Companies Act 1985.

15. Name of contact and telephone number for queries

Mr Barry Wakefield
020 7144 1735

16. Name and signature of authorised company official responsible for making this notification

Mr Peter Clarke, Company Secretary

Date of notification

30 August 2006